UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom +44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

On November 27, 2022, TC BioPharm Holdings (PLC) (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000, excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

The offering is expected to close on or about November 30, 2022, subject to the satisfaction of customary closing conditions.

The Series A Ordinary Warrants will be immediately exercisable, will expire five and one-half (5.5) years from the date of issuance and have an exercise price of $5.00 per ADS, subject to adjustment as set forth therein. The Series B Ordinary Warrants will be immediately exercisable, will expire thirty (30) months from the date of issuance and have an exercise price of $5.00 per ADS, subject to adjustment as set forth therein.

The Company and the Investors also entered into a registration rights agreement, dated as of November 27, 2022 (the “Registration Rights Agreement”) whereby the Company shall use its best efforts to file a registration statement registering the resale of the securities issued pursuant to the Purchase Agreement within 15 days following the date of the Registration Rights Agreement. The Company shall use is best efforts to have the registration statement declared “effective” within 45 days following the date of the Registration Rights Agreement. If the Company fail to have it filed or declared effective by such dates set forth above, or if it fails to maintain the effectiveness of the registration statement until all of such securities have been sold, then we will be obligated to pay liquidated damages to the Investors, in addition to any other rights the Investors may have, upon the occurrence of any such event and on each monthly anniversary thereafter until the event is cured, an amount equal to the product of 1.5% multiplied by the aggregate subscription amount paid by the Investors pursuant to the Purchase Agreement, provided, however, the aggregate amount payable shall not exceed 10% of each Investor’s subscription amount.

From the date of the Purchase Agreement until sixty (60) days after the Effective Date (as defined in the Purchase Agreement), neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share Equivalents or (ii) file any registration statement or any amendment or supplement thereto, in each case other than as contemplated pursuant to the Registration Rights Agreement.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties thereto, and may be subject to limitations agreed upon by the contracting parties. Accordingly, such agreements are incorporated herein by reference only to provide information regarding the terms of such agreements, and not to provide any other factual information regarding us or our business, and should be read in conjunction with the disclosures in our periodic reports and other filings with the Securities and Exchange Commission (“SEC”).

The Company also entered into a letter agreement (the “Engagement Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds from the sale of the ADSs and associated Ordinary Warrants in the offering and a management fee of 1.0% of the gross proceeds from the sale of the ADSs. The Placement Agent will also receive a cash fee equal to 7.5% of the gross proceeds received by the Company upon the exercise of any Ordinary Warrants by the Investors. The Placement Agent or its designees will also receive warrants to purchase up to 110,250 ADSs (the “Placement Agent Warrants”) on substantially the same terms as the Series A Ordinary Warrants except that the Placement Agent Warrants have an exercise price equal to 125% of the offering price, or $6.25 per ADS. The Company will also pay the Placement Agent $85,000 for non-accountable expenses.

The ADS, Pre-Funded Warrants, Series A Ordinary Warrants Series B Ordinary Warrants and the ADSs issuable upon exercise of the warrants are being offered and sold pursuant to an exemption from the registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder. The investors and placement agent designees have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and placement agent warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants, the placement agent warrants and underlying ADSs and ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

The foregoing description of the Pre-Funded Warrant, the Series A Ordinary Warrants, the Series B Ordinary Warrants, the Placement Agent Warrant, the Purchase Agreement and the Registration Rights Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 respectively.

Exhibit No.	Description
10.1	Form of Pre-Funded Warrant
10.2	Form of Series A-B Ordinary Warrant
10.3	Form of Placement Agent Warrant
10.4	Form of Securities Purchase Agreement dated November 27, 2022 between the Company and the Investors
10.5	Form of Registration Rights Agreement dated November 27, 2022 between the Company and the Investors

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: November 30, 2022

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